UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934


                         Tollgrade Communications, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.20 par value
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                         (Title of Class of Securities)


                                    889542106
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                                 (CUSIP Number)


                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |X|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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             Name of Reporting Person.
1. I.R.S. Identification Nos. of above persons (entities only).

             Roumell Asset Management, LLC ("RAM")
             52-2145132

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             Check the Appropriate Box if a Member of a Group          (a)  |_|
2.                                                                 (b)  |_|

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             SEC Use Only
3.

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             Citizenship or Place of Organization
4.
             Maryland

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                                                   Sole Voting Power
         Number of                          5.
                                                   0
          Shares
                                            -----------------------------------
        Beneficially                               Shared Voting Power
                                            6.
         Owned by                                  652,517

           Each                             -----------------------------------
                                                   Sole Dispositive Power
         Reporting                          7.
                                                   652,517
          Person
                                            -----------------------------------
           With:                                   Shared Dispositive Power
                                            8.
                                                   0
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9.
             Aggregate Amount Beneficially Owned by Each Reporting Person

             652,517
------------ ------------------------------------------------------------------
             Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.
                                                             |_| Not Applicable

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             Percent of Class Represented by Amount in Row (9)
11.
             Approximately 5.1% (based on the 13,227,748 shares of common stock outstanding as of September 27, 2008, as reported on the Issuer's Quarterly Report on Form 10-Q filed November 6, 2008, as adjusted for the 497,000 shares repurchased by the Issuer in the fourth quarter of 2008, as approximated and reported by the Issuer in its Current Report on Form 8-K filed January 29, 2009).

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             Type of Reporting Person
12.
             IA

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



-------------------------------------------------------------------------------
             Name of Reporting Person.
1.           I.R.S. Identification Nos. of above persons (entities only).

             James C. Roumell ("Roumell")

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             Check the Appropriate Box if a Member of a Group         (c)  |_|
2.                                                                    (d)  |_|

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             SEC Use Only
3.

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             Citizenship or Place of Organization
4.
             U.S.A.

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                                                 Sole Voting Power
         Number of                          5.
                                                 3,750
          Shares
                                            -----------------------------------
        Beneficially                               Shared Voting Power
                                            6.
         Owned by                                  652,517*

           Each                             -----------------------------------
                                                   Sole Dispositive Power
         Reporting                          7.
                                                   656,267*
          Person
                                            -----------------------------------
           With:                                   Shared Dispositive Power
                                            8.
                                                   0

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9.
             Aggregate Amount Beneficially Owned by Each Reporting Person

             656,267*
-------------------------------------------------------------------------------
             Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.
                                                             |_| Not Applicable

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             Percent of Class Represented by Amount in Row (9)
11.
             Approximately 5.2% (based on the 13,227,748 shares of common stock outstanding as of September 27, 2008, as reported on the Issuer's Quarterly Report on Form 10-Q filed November 6, 2008, as adjusted for the 497,000 shares repurchased by the Issuer in the fourth quarter of 2008, as approximated and reported by the Issuer in its Current Report on Form 8-K filed January 29, 2009).

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             Type of Reporting Person
12.
             IN

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*  Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares held by RAM.

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Item 1(a).   Name of Issuer:

                Tollgrade Communications, Inc.

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Item 1(b).   Address of Issuer's Principal Executive Offices:

                493 Nixon Rd., Cheswick, PA  15024

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Item 2(a).   Name of Persons Filing:

                1. Roumell Asset Management, LLC

                2. James C. Roumell

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Item 2(b).    Address of Principal Business Office or, if none, Residence:

                2 Wisconsin Circle, Suite 660, Chevy Chase, MD 20815

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Item 2(c).    Citizenship:

                1. RAM - Maryland

                2. Roumell - U.S.A.

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Item 2(d).    Title of Class of Securities:

                Common Stock, $0.20 par value

--------------------------------------------------------------------------------
Item 2(e).    CUSIP Number:

                889542106

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Item 3.  If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

(a)      |_| Broker or dealer registered under Section 15 of the
             Exchange Act.

(b)      |_| Bank as defined in Section 3(a)(6) of the Exchange
             Act.

(c)      |_| Insurance company as defined in Section 3(a)(19) of
             the Exchange Act.

(d)      |_| Investment company registered under Section 8 of the
             Investment Company Act of 1940.

(e)       X* An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)      |_| An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F).

(g)       X* A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G).

(h)      |_| A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act.

(i)      |_| A church plan that is excluded from the definition of
             an investment company under Section 3(c)(14) of the Investment Company Act.

(j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

* RAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities. Roumell is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1).

Item 4. Ownership.

(a)     Amount beneficially owned:

           See Items 5-11 on the cover sheets of this Schedule 13G.
         ----------------------------------------------------------------------
(b)     Percent of class:

           RAM -  Approximately 5.1%
           Roumell - Approximately 5.2%

           Each based on the 13,227,748 shares of common stock
           outstanding as of September 27, 2008, as reported on
           the Issuer's Quarterly Report on Form 10-Q filed
           November 6, 2008, as adjusted for the 497,000 shares
           repurchased by the Issuer in the fourth quarter of
           2008, as approximated and reported by the Issuer in its
           Current Report on Form 8-K filed January 29, 2009.
         ----------------------------------------------------------------------

(c)     Number of shares as to which each person has:

(i)     Sole power to vote or to direct the vote         3,750 (by Roumell)
                                              --------------------------------

(ii)    Shared power to vote or to direct the vote     652,517 (through RAM)
                                              ---------------------------------

(iii)   Sole power to dispose or to direct the
        disposition of                            656,267 (see Item 6 below)
                                              ---------------------------------

(iv)    Shared power to dispose or to direct the
        disposition of                                  0
                                                 ------------------------------

Item 5. Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         RAM has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time.

         Roumell is President of RAM and beneficially owns a controlling percentage of its outstanding voting securities. Roumell is joining in this Schedule 13G because, as a result of his position with and ownership of securities of RAM, Roumell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by RAM. Roumell disclaims any deemed beneficial ownership in securities held by RAM, except to the extent of his pecuniary interest therein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.  Identification and Classification of Members of the Group.

           Not applicable.

Item 9.  Notice of Dissolution Group.

           Not applicable.

Item 10. Certification.

           By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly disclaimed, except to the extent of their respective pecuniary interest therein.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 February 10, 2009
                 ---------------------------------------------------
                                       (Date)


                               /s/ James C. Roumell
                 ---------------------------------------------------
                                   (Signature)


                            Roumell Asset Management, LLC
                           By: James C. Roumell, President
                  --------------------------------------------------
                                    (Name/Title)


                                 February 10, 2009
                  ---------------------------------------------------
                                      (Date)


                               /s/ James C. Roumell
                  ---------------------------------------------------
                                   (Signature)


                                James C. Roumell
                  ---------------------------------------------------
                                    (Name)

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including amendments thereto) with respect to the common stock, $0.20 par value, of Tollgrade Communications, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

         This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 10th day of February 2009.





                          By: /s/ James C. Roumel
                             -------------------------------------------------
                             James C. Roumell




                          ROUMELL ASSET MANAGEMENT, LLC



                          By: /s/ James C. Roumell
                              -------------------------------------------------
                              James C. Roumell, President